DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

(212) 557-7200

January 31, 2018

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:	Cosmos Holdings, Inc.
Registration Statement on Form S-1
Last Filed January 22, 2018 / File No. 333-222061

Dear Mr. Reynolds:

On behalf of Cosmos Holdings, Inc. (the “Company”), we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of January 26, 2018 containing comments regarding the Registration Statement on Form S-1 last filed on January 22, 2018. This response accompanies Amendment No. 3 to the Registration Statement filed on this date. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1. Please provide the analysis requested in prior comment 1 and advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). For example, it is unclear how you determined the amount being registered relative to the public float given the disclosure on page 59 regarding the number of shares held by directors and officers.

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Securities and Exchange Commission

January 31, 2018

The public float was determined as follows: the number of shares of common stock issued and outstanding post split both at the time of the transaction and currently is 12,825,394. As set forth on page 59, officers and directors hold 10,057,964 shares. The public float consists of the difference of 2,767,430 shares. The market price on January 18, 2018 when we filed Amendment No. 2 was $10.79 per share. Therefore, the market value of the 2,767,430 public float shares was $29,860,570. One-third thereof is $9,953,523. The Calculation of Registration Fee on page iii reflects the market value of $9,953,523. The calculation is reflected as follows:

	12,825,394	shares outstanding

	- 10,057,964	insider shares

	2,767,430	Float

	x 10.79	Market Value (1/18/18)

	$29,860,570	÷ 3 = $9,953,523

1,005,002	Note Shares	$5,025,010
657,135	Warrant Shares	$4,928,513
1,662,137	Total Shares Registered

The shares of common stock issuable upon conversion of the notes are convertible at the rate of $5.00 per share. The term sheet pursuant to which the notes were issued was entered into on September 7, 2017. The closing price of the common stock on September 6, 2017 was $5.00 per share. The term sheet provided that the notes are convertible at the lower of $5.00 and 8% of the Market Price, defined as the lowest volume registered average price during the three trading days immediately prior to execution of documents. The shares underlying the notes are not issuable at a discount to the then current market value.

The notes are immediately convertible, however are subject to a blocker provision which prevents any holder from converting into more than 4.99% of the Company’s issued and outstanding common stock. The initial warrant exercise price is equal to 150% of the initial conversion price of the notes. The warrants are not exercisable for six (6) months from their November 16, 2017 issue, and are subject to the same blocker.

The two selling shareholders are institutional investors which had no prior relationship with the Company.

Certain Relationships and Related Transactions, and Director Independence, page 56

2. Refer to prior comment 9. Please update the information in this section for the fiscal year ended December 31, 2017. We note several descriptions of related party transactions still reference September 30, 2017.

This comment has been complied with. The information has been updated to December 31, 2017 although certain historical references to September 30, 2017 are included as well.

3. We note your response to prior comment 11; however, it is unclear which file exhibits represent each related party agreement described in this section. Please clarify.

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Securities and Exchange Commission

January 31, 2018

The exhibits corresponding to the following disclosures under “Certain Relationships and Related Transactions and Director Independence” are as follows:

A. The October 3, 2017 Assignment Contract between SkyPharm and DOC Pharma has been filed as Exhibit 10.24 to Amendment No. 3.

B. The Liability Transfer Agreement by and among Decahedron, MediHelm and Nikolaos Lazarou has been filed as Exhibit 10.29 to Amendment No. 3.

C. Dimitrios Goulielmos - (i) The Loan Agreement dated November 21, 2014 was previously filed as an exhibit to the Current Report on Form 8-K filed on November 26, 2014 and is incorporated by reference to this Registration Statement as Exhibit 10.29.

(ii) The Loan Agreement dated December 29, 2014 was previously filed as an exhibit to the Current Report on Form 8-K filed on January 5, 2015 and is incorporated by reference to this Registration Statement as Exhibit 10.26.

(iii) The Loan Agreement dated March 27, 2015 was previously filed as an exhibit to the Current Report on Form 8-K filed on March 31, 2015 and is incorporated by reference to this Registration Statement as Exhibit 10.27.

D. The Stock Purchase Agreement dated November 4, 2015 by and between Grigorios Siokas and Dimitrios S. Goulielmos was previously filed as an exhibit to the Current Report on Form 8-K filed on November 9, 2015 and is incorporated by reference to this Registration Statement as Exhibit 10.28.

Panagiotis Drakopoulos resigned as an officer and director of the Company on January 13, 2014. The loans from Mr. Drakopoulos were made in 2015 after his resignation and, in any event, earlier than the last two fiscal years. Therefore, the next to last two paragraphs under Related Party Transactions have been deleted.

Please do not hesitate to contact the undersigned with any questions or comments. We will not file an acceleration request prior to receiving word that all comments have been cleared.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

cc:	Grigorios Siokas

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